UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited condensed consolidated interim financial statements and related information and data of Golden Ocean Group Limited (the “Company”) for the six months ended June 30, 2022.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
Matters discussed in this report on Form 6-K, and the documents incorporated by reference herein, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection with this safe harbor legislation. This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could," "seeks," "potential," "continue," "contemplate," "possible," "might," "forecasts," "may," "should" and similar expressions identify forward-looking statements.

The forward-looking statements in this report on Form 6-K, and the documents incorporated by reference herein, are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
•a decrease in the market value of our vessels;
•changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•an oversupply of dry bulk vessels, which may depress charter rates and profitability;
•our future operating or financial results;
•our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•the failure of our contract counterparties to meet their obligations, including changes in credit risk with respect to our counterparties on contracts;
•the loss of a large customer or significant business relationship;
•the strength of world economies;
•the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect our earnings;
•our ability to successfully employ our dry bulk vessels and replace our operating leases on favorable terms, or at all;
•changes in our operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs;
•the adequacy of our insurance to cover our losses, including in the case of a vessel collision;
•vessel breakdowns and instances of offhire;
•our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue);

•risks associated with any future vessel construction or the purchase of second-hand vessels;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•the impact of an interruption or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by us and our customers) related to complying with such regulations;
•changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations;
•the arrest of our vessels by maritime claimants;
•government requisition of our vessels during a period of war or emergency;
•our compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977;
•potential difference in interests between or among certain members of our board of directors, executive officers, senior management and shareholders;
•our ability to attract, retain and motivate key employees;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•potential exposure or loss from investment in derivative instruments;
•stability of Europe and the Euro or the inability of countries to refinance their debts;
•fluctuations in currencies, interest rates and foreign exchange rates and the impact of the discontinuance of the London Inter-Bank Offered Rate, or LIBOR, after June 30, 2023 of our debt that reference LIBOR in the interest rate;
•acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability;
•potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy or international hostilities, including the ongoing developments in the Ukraine region;
•general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;
•the impact of adverse weather and natural disasters;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•changes in seaborne and other transportation;
•the length and severity of epidemics and pandemics, including the ongoing global outbreak of COVID-19 and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector;
•fluctuations in the contributions of our joint ventures to our profits and losses;
•the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States;
•our treatment as a "passive foreign investment company" by U.S. tax authorities;
•being required to pay taxes on U.S. source income;
•our operations being subject to economic substance requirements;
•the volatility of the stock price for our common shares, from which investors could incur substantial losses, and the future sale of our common shares, which could cause the market price of our common shares to decline; and
•other factors discussed in "Item 3.D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Commission on March 24, 2022, or our Annual Report.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report on Form 6-K and the documents incorporated by reference herein, might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement contained in this report on Form 6-K, and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED (registrant)

Date:	August 30, 2022	By:	/s/ Peder Simonsen
Name: Peder Simonsen
Title: Principal Financial Officer

EXHIBIT 99.1
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2022 and 2021 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our Annual Report.

As used herein, "we," "us," "our," "Golden Ocean" and the "Company" all refer to Golden Ocean Group Limited and its subsidiaries. The term deadweight ton, or dwt, is used in describing the size and capacity of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own and operate dry bulk vessels of the following sizes:
•Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;
•Capesize, which are vessels with carrying capacities of between 105,000 dwt and 200,000 dwt;
•Panamax (including Kamsarmax), which are vessels with carrying capacities of between 65,000 and 105,000 dwt; and
•Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to "USD" and "$" in this report are to, and amounts are represented in U.S. dollars.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report.

General

On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act 1981. In October 2014, we changed our name to Knightsbridge Shipping Limited. On March 31, 2015, we completed a merger with Golden Ocean Group Limited and subsequently changed our name to Golden Ocean Group Limited. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935.

Our common shares currently trade on the NASDAQ Global Select Market and the Oslo Stock Exchange under the symbol "GOGL".

We own and operate dry bulk carriers consisting of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and the United Kingdom. We are also involved in the charter, purchase and sale of vessels.

As of June 30, 2022, we owned 78 dry bulk vessels. In addition, we had nine vessels chartered-in (of which seven were chartered in on financial leases and, one was chartered in on an operating lease from SFL Corporation Ltd., formerly known as Ship Finance International Limited, or SFL, and one was chartered in on an operating lease from an unrelated third party). Each vessel is operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama. In addition, we have entered into contracts for the construction of ten Kamsarmax newbuilding vessels that are scheduled to be delivered to us by the first quarter of 2025. Further, Admiral Schmidt and Vitus Bering, which were chartered in 2019 and accounted for as operating leases, were redelivered to their owner in May 2022 for a period of up to six months and as such are not included in our fleet. The charterparty agreements for these two vessels stay in force.

COVID-19 Update

In the six months ended June 30, 2022, our operations have not been materially affected by COVID-19 pandemic and we have incurred COVID-19 related expenses in total of $3.3 million for the period ended June 30, 2022. During the period, we have continued to experience disruptions to our normal vessel operations, such as crew changes, port congestions and cost increases.

Though certain lockdown measures were relaxed, certain governments may reinstate similar or other measures in the wake of the spread of the Omicron and other variants.

In the first six months of 2022, we have continued to ensure that our seafarers have access to the COVID-19 vaccine and have introduced a policy to not accept unvaccinated seafarers. We aim to achieve a vaccination rate of 100% in 2022, which should give us an advantage with respect to quarantining time and cost.

The extent of COVID-19’s impact on our future financial and operational results, which could be material, will depend on the duration and severity of the pandemic, vaccination rates among the population, the effectiveness of COVID-19 vaccines against COVID-19 and its variants, and other governmental responses.

ESG update

Our comprehensive and stand-alone annual ESG report, in respect of the calendar year ended 2021 was published in July 2022 and can be found on the Company's website. The information in the ESG report and on the Company’s website is not incorporated by reference into this document.

We have considered and assessed if detailed information in our ESG report should have been included into our Annual Report for 2021 or this report for six months ended June 30, 2022. Decarbonization is of strategic importance to us and we believe that, going forward, ESG can have a material effect on our financial position and results of operations. However, given that climate change, the environment and environmental regulations have not had a material impact on our business, financial position or results of operations in the six months ended June 30, 2022 or in 2021, we determined that information disclosed in our Annual Report, specifically described in the sections entitled "Our Environmental, Social and Governance Efforts" and "Risk Factors", provides investors and shareholders with sufficient material level of details with regards to climate risks and our environmental expenditures. Our ESG report enhances this information, however, we believe it does not contain additional material information to be included into our Annual Report.

The ESG report provides an opportunity to reflect on Golden Ocean’s ESG journey and to demonstrate its progress towards its goals. In 2021, we strengthened our management and understanding of climate risk by conducting a high-level review using the Task Force on Climate-Related Financial Disclosures (TCFD) framework. This included assessing governance, strategy, risk management and targets linked to climate-related issues relevant to Golden Ocean and the shipping sector. This has improved our ability to identify risks and opportunities associated with climate change and to tackle these challenges going forward.

With respect to emissions reductions, we support the IMO’s 2030 and 2050 targets for reducing emissions in the shipping industry. We set targets for scope 1 emission reduction and aim to reduce our Annual Efficiency Ratio (AER) by 15% by 2026 and 30% by 2030, compared to 2019 levels. We will also target net-zero emissions by 2050. We have embraced decarbonization as a core strategic pillar and are carefully considering all potential efforts to reduce our emissions. As technological advancements play a key role when it comes to energy efficiency and emission control, both in terms of engine technology and data handling, we optimize vessel routing and speed to increase voyage efficiency and reduce fuel consumption, among other actions.

In 2022, we have continued implementing measures to achieve targets mentioned above. As of the date of this report, these measures have not resulted in a material increase of our ESG related expenditures. The longer-term prospective creates a vast array of implications for our business and dry bulk industry in general and involve more uncertainty. As of today, we have one of the most modern and fuel-efficient fleets in the industry, and we continue to modernize our fleet by selling older tonnage. In the long-term, we are looking for zero-propulsion technology with the ultimate aim of zero emissions.

As mentioned in the previous paragraph, during the six months ended June 30, 2022, we have not incurred any material capital expenditures with regards to our environmental initiatives. In total we have incurred costs of $1.2 million, relating to decarbonization and digitalization initiatives to meet IMO 2023 requirements, and we expect to incur an additional $5.0 million in 2022 for this initiative. In addition, we have incurred $2.5 million in the six months ended June 30, 2022 for ballast water treatment systems ("BWTS") installation costs. Currently, there are five vessels in our fleet where BWTS are pending installation, and total remaining cost are estimated to be $3.0 million for all ships to meet BWM convention requirements.

Even though decarbonization is of strategic importance to us, when compared to our total revenues and result, we determined that the total cost of our environmental initiatives, as described above is not material to our business.

Russian-Ukrainian War

The recent outbreak of conflict between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States and the European Union, among other countries, announced sanctions against the Russian government and its supporters.

The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, and investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Russia and Ukraine combined account for approximately 10% of global steel trade and supply approximately 30% of Europe’s steel imports. Following the onset of the conflict, steel buyers had to find alternative supplies to substitute for steel and semi-finished products sourced from Russia and Ukraine, which stimulated seaborne trade routes. The impact of decreased demand for certain commodities was offset by increased demand for others, elevated port congestion and new trade routes that emerged after Russia’s incursion into Ukraine.

Notably, high fuel prices have also impacted the dry bulk market, which is reflected in sailing speeds that have been trending down over the last twelve months. Although, we believe that the increased fuel prices may well be absorbed by increased freight rates going forward for a modern fleet.

The direct impact of the conflict on our business has been limited to certain time charter cancellations and suspensions under time charter agreements made prior to the onset of the conflict. With respect to the Golden Pearl, in March 2022 we cancelled a time charter agreement in consequence of our counterparty’s failure to pay charter hire following the imposition of sanctions by the European Union on charterers’ beneficial owner. In addition, in April 2022, we suspended time charter agreements with respect to two vessels (Admiral Schmidt and Vitus Bering) and in May 2022 redelivered those vessels to their disponent owners, where we understand that those vessels were financed by disponent owners as part of a sale-leaseback arrangement with a Russian-state owned entity.

Results of Operations
Six-months ended June 30, 2022 compared to the six-months ended June 30, 2021

Operating revenues

We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In the first six months of 2022, market conditions were flat compared to the first six months of 2021, which is illustrated by the immaterial change in the Baltic Dry Index, or BDI, from an average of 2,257 points in the six months ended June 30, 2021 to an average of 2,279 points in the six months ended June 30, 2022. However, we have achieved higher rates in the six months ended June 30, 2022 than in the six months ended June 30, 2021, due to timing of entering of the contracts, higher earnings on our scrubber fitted vessels due to the increased level of spread between high sulfur and lower sulfur fuel, as well as the mix of charters between spot or voyage charters and time charters. In addition, vessels and newbuildings acquired from affiliates of Hemen Holding Ltd. ("Hemen") in 2021 were delivered between April and June 2021, therefore only having a partial effect on the six months period ended June 30, 2021, as opposed to full effect on the six months ended June 30, 2022.

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Time charter revenues	345,241	205,518	139,723
Voyage charter revenues	236,158	227,223	8,935
Other revenues	450	1,014	(564)
Total operating revenues	581,849	433,755	148,094

Time charter revenues increased by $139.7 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 primarily due to:
•an increase of $54.0 million reflecting higher rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both these periods;
•an increase of $36.7 million was generated from 18 vessels acquired from affiliates of Hemen in 2021, due to vessels being in the fleet for the entire period in 2022 compared to being in the fleet for only part of 2021;
•an increase of $33.1 million attributable to an increase in the number of time charter days for own vessels attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods;
•an increase of $17.7 million reflecting the increase in bunker prices for bunkers on board delivered to charterers;
•an increase of $9.0 million attributable to chartered-in vessels that traded on time charters during the period; and
•an increase of $1.0 million attributable to a decrease in amortization of favorable charter party contracts during the period.

The increase described above was partially offset by a decrease in time charter revenues of $11.8 million due to the sale of six vessels which were delivered to new owners during 2021 and 2022, whereas in the six months ended June 30, 2021, the vessels were in our fleet for part of or the entire duration of the period.

Voyage charter revenues increased by $8.9 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 primarily due to:

•an increase of $45.0 million generated from 18 vessels delivered from affiliates of Hemen during 2021 that traded on voyage charter during the period; and
•an increase of $66.6 million reflecting the increase in the dry bulk market for Panamax vessels as well as higher earnings for scrubber fitted vessels, which resulted in higher rates for vessels that were in our fleet through the duration of both these periods.

This was partially offset by:
•a decrease of $18.8 million relating to reduced voyage activity of chartered-in vessels partially due to the acquisition of 18 vessels from affiliates of Hemen;
•a decrease of $80.4 million attributable to a reduction of voyage days due to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods; and
•a decrease of $3.4 million due to sale of Golden Enterprise and Golden Opportunity which were delivered to new owners during 2021 and 2022, whereas in the six months ended June 30, 2021, the vessels were in our fleet for parts of or the entire duration of the period.

Other revenues decreased by $0.6 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021.

Gain on sale of vessels

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Gain on sale of assets	9,516	—	9,516

In February 2022, we entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for $52.0 million en-bloc. Upon delivery of vessels, we recorded a gain of $9.5 million from the sale in the second quarter of 2022.

Other operating income (expenses), net

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Other operating income (expenses), net	(413)	3,559	(3,972)

The decrease in other operating income is primarily related to the termination of our relationship with Capesize Chartering Ltd., or CCL. All vessels were redelivered to us in 2021. In the six months ended June 30, 2022, we have recorded an adjustment to
Other operating income (expenses), net for the financial year 2021 based on updated CCL results for 2021.

Voyage expenses and commissions

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Voyage expenses and commissions	122,901	102,188	20,713

Voyage expenses and commissions increased by $20.7 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 due to:

•an increase of $48.0 million attributable to increase in fuel prices and commissions;
•an increase of $23.3 million attributable to vessels acquired from affiliates of Hemen in 2021;
•an increase of $2.7 million relating to vessels chartered in, primarily due to increase in fuel prices;
•a decrease of $3.1 million relating to vessels sold in 2021 and 2022; and
•a decrease of $50.2 million relating to a decrease in number of voyage days for owned and leased vessels, which were in the fleet during both periods, which was mainly attributable to contract type mix between time charter and voyage charter.

Ship operating expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Ship operating expenses	108,534	98,900	9,634

Ship operating expenses increased by $9.6 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 primarily due to:

•an increase of $16.0 million related to running ship operating expenses, primarily as a result of the delivery of 18 vessels during the first half of 2021; and
•an increase of $1.0 million related to various vessels upgrades, mostly due to our decarbonization efforts.

This was partially offset by:
•a decrease of $3.8 million in drydocking expenses due to less vessels being drydocked;
•a decrease in COVID-19 related expenses by $0.7 million; and
•a decrease of $2.8 million attributable to the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charters during the six months ended June 30, 2022.

Charter hire expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Charter hire expenses	25,683	47,072	(21,389)

Charter hire expenses decreased by $21.4 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 primarily due to:

•a decrease of $18.0 million related to vessels acquired from affiliates of Hemen in the six months ended June 30, 2021 that were chartered in before the acquisition; and
•a decrease of $3.4 million related to a decrease in trading activity for short-term charter-in activity from third parties.

Administrative expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Administrative expenses	10,624	8,720	1,904

Administrative expenses increased by $1.9 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 due to higher personnel expenses primarily resulting from higher personnel bonus accrual in 2022, as well as non-recurring personnel expenses.

Impairment loss on vessels

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Impairment loss on vessels	—	4,187	(4,187)

In the first quarter of 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for a total gross amount of $8.4 million, and we recorded an impairment loss of $4.2 million related to the sale of the vessel in the six months ended June 30, 2021. No impairments were recorded in the six months ended June 30, 2022.

Depreciation

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Depreciation	64,968	57,046	7,922

Depreciation increased by $7.9 million in the six months ended June 30, 2022 compared to the six months ended June 30, 2021 primarily due to:

•an increase of $8.9 million attributable to vessels delivered in the six months ended June 30, 2021, in connection with the Vessel Acquisitions from affiliates of Hemen; and
•an increase of $0.3 million attributable to vessels that were in our fleet during both periods.

The increase was partially offset by:
•a decrease of $1.3 million due to sale of vessels in 2021 and 2022.

Interest income

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Interest income	294	254	40

Interest income increased by $40.0 thousand in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 primarily due to higher interest rates earned on our deposits.

Interest expense

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Interest on floating rate debt	(17,466)	(12,674)	(4,792)
Interest on related party debt	—	(1,174)	1,174
Finance lease interest expense	(3,026)	(3,513)	487
Amortization of deferred charges	(1,662)	(1,193)	(469)
	(22,154)	(18,554)	(3,600)

Interest expense increased by $3.6 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 primarily due to:

•an increase of $4.8 million of interest on our floating rate debt primarily due to an increase in LIBOR rates, with the average three month LIBOR rates increasing from 0.18% in the first half of 2021 to 1.02% in the first half of 2022; and
•an increase of $0.5 million of amortization of deferred charges.

These factors were partially offset by:
•a decrease of $1.2 million attributable to decrease of interest on related party debt after refinancing with third parties of the $413.6 million loan agreement with Sterna Finance Ltd. ("Sterna Finance"), an affiliate of Hemen; and
•a decrease of $0.5 million in finance lease interest expenses.

Equity results of associated companies

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Equity results of associated companies	27,120	3,533	23,587

Equity results of associated companies increased by $23.6 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021. This was primarily due to our share in earnings from our investments in SwissMarine Pte. Ltd. ("SwissMarine") which amounted to $19.1 million in the six months ended June 30, 2022 compared to an equity in earnings of $4.1 million in the six months ended June 30, 2021. The increase was primarily driven by improved market conditions. In addition, we recognized a total equity in earnings of $8.0 million from our investment in TFG Marine Pte Ltd ("TFG Marine") and United Freight Carriers LLC ("UFC") in the six months ended June 30, 2022, compared to a loss of $0.6 million in the six months ended June 30, 2021. An increase in gain for TFG and UFC was due to a combination of factors, among others increase in trading activity and fuel prices.

Gain (loss) on derivatives

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Gain on derivatives	25,877	23,655	2,222

The gain on derivatives increased by $2.2 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 primarily due to a positive development in the fair value of our USD denominated interest rate swaps of $17.2 million, which correlates with the increase in the USD forward rates. In addition, we had a positive development for bunker derivatives of $1.5 million.

This was partially offset by a decrease in the gain from forward freight derivatives of $16.4 million. The gain from forward freight derivatives was $0.5 million in the six months ended June 30, 2022 compared with a gain of $16.9 million in the six months ended June 30, 2021. The decrease in forward freight derivatives gain was primarily due to a decrease in open positions from 1,165 net days as of six months ended June 30, 2021 to 235 net days as of six months ended June 30, 2022.

Other financial items

	Six Months Ended June 30,		Change
(in thousands of $)	2022	2021
Other financial items	(242)	35	(277)

Other financial items decreased by $0.3 million in the six months ended June 30, 2022 compared with the six months ended June 30, 2021 primarily due to a negative development of $0.7 million related to mark-to-market of our investments in equity securities recognized at fair value. The decrease was partially offset by a decrease of $0.3 million in other financial charges.

Recent Accounting Pronouncements

For information regarding recently adopted and recently issued accounting standards applicable to us, see Note 3, "Recently Issued Accounting Standards" to the unaudited interim condensed consolidated financial statements in this report.

LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through the issuances of equity and debt securities and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian kroner and Singapore dollars.

As of June 30, 2022, we had ten vessels under construction and outstanding contractual commitments of $295.0 million due by the first quarter of 2025. The commitments will be partly financed with the proceeds from sales of older vessels. Including the sale of two Ultramax vessels entered in June 2022, we have generated aggregate net cash proceeds of around $101.0 million over the last 20 months (from sale of Golden Shea, Golden Saguenay, Golden Opportunity, Golden Endurer, Golden Empress, Golden Endeavour, Golden Entreprise, Golden Cecilie and Golden Cathrine), representing significant part of the estimated required equity to fund our outstanding contractual commitments. Thus, remaining contractual commitments will be financed through the above-mentioned vessel sales proceeds, operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), payment of installments for newbuildings, payment of remaining installation of BWTS on five vessels, activities relating to decarbonization and meeting IMO 2023 requirements, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers, $50 million revolving credit tranche under the $304 million facility and $50 million revolving credit tranche under the $175 million facility. Restricted cash consists of cash, which may only be used for certain purposes under the Company's contractual arrangements and primarily comprises collateral deposits for derivative trading. Please refer to Note 8, "Cash, cash equivalents and restricted cash", for a description of our covenant requirements.

As of June 30, 2022 and December 31, 2021, we had cash, cash equivalents and restricted cash of $168.3 million and $210.0 million, respectively. As of June 30, 2022, cash and cash equivalents included cash balances of $65.6 million (December 2021: $74.8 million), which are required to be maintained by the financial covenants in our loan facilities.

As of June 30, 2022, our current portion of long-term bank debt was $96.1 million.

Other significant transactions subsequent to June 30, 2022, impacting our future cash flows include the following:
–In July 2022, we paid the first installments, totaling $16.2 million, under three Kamsarmax newbuilding contracts entered in June 2022;
–In July 2022, we paid the second installments, totaling $7.0 million, under two out of the seven Kamsarmax newbuilding contracts entered in 2021;
–In August 2022 we received a dividend from UFC of $3.3 million; and
–On August 25, 2022, we announced a cash dividend of $0.60 per share in respect of the second quarter of 2022, which is payable on or about September 14, 2022, to shareholders of record on September 7, 2022. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about September 16, 2022.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding drydockings, BWTS and the debt and equity portion of potential investments in new or replacement vessels and repayment of bank and related party loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, sales of vessels or other assets and sale and leaseback arrangements.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of $)	2022	2021
Net cash provided by operating activities	279,100	140,757
Net cash provided by investing activities	41,801	(387,713)
Net cash provided by (used in) financing activities	(362,597)	246,671
Net change in cash, cash equivalents and restricted cash	(41,696)	(285)
Cash, cash equivalents and restricted cash at beginning of period	210,017	175,102
Cash, cash equivalents and restricted cash at end of period	168,321	174,817

Operating Activities

We have significant exposure to the spot market as only six of our vessels were fixed on long term time charter contracts during the six months ended June 30, 2022. At the date of this report, we have five vessels on fixed rate time charter contracts with an initial contract duration of more than eleven months. From time to time we may also enter into forward freight agreements, or FFAs, to hedge our exposure to the charter market for a specified route and period of time. The revenues and net operating income are therefore dependent on the earnings in the spot market.

Revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90% or 95% after completed loading and the remaining 5-10% after completed discharge.

Net cash provided by operating activities in the six months ended June 30, 2022 was $279.1 million compared with $140.8 million in the six months ended June 30, 2021. As a substantial part of our fleet trades on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to June 30, 2022, compared with the actual rates achieved during the first six months of 2022, will consequently have a positive or negative comparative impact on the amount of cash provided by operating activities.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the estimated average cash break-even rates on a time charter equivalent ("TCE") basis for the six months ended June 30, 2022 are (i) approximately $13,000 per day for our Capesize vessels without scrubbers and (ii) approximately $9,350 per day for our Panamax vessels. The average market spot rates for the first six months of 2022 were as follows: for Capesize vessels, approximately $17,935 per day for non-scrubber vessels and for Panamax vessels, approximately $23,489 per day. The average market spot rates from July 1, 2022 to August 30, 2022 were as follows: approximately $14,918 per day for non-scrubber Capesize vessels and approximately $13,623 per day for Panamax vessels. The Capesize market is currently at its lowest, with a market spot rate of $2,793 as of August 30, 2022. Despite weakness in freight rates caused by easing port congestion and the contraction in China’s economy, our market outlook remains optimistic. Further, to minimize the negative effect of weak market, we have a 56% coverage for the remainder of the financial year 2022 at the levels well-above above break-even rates.

Investing Activities

Net cash provided by investing activities was $41.8 million in the six months ended June 30, 2022 and comprised of:
•proceeds of approximately $51.5 million from sale of three Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour;
•$5.4 million repayment of a shareholder loan by SwissMarine; and
•$0.9 million proceeds received for sale of associate company SeaTeam Management Pte. Ltd. in 2020.

This was partially offset by:
•$13.7 million in installment payments for four newbuilding contracts entered in 2021 and $2.2 million in payments for the installation of BWTS.

Financing Activities

Net cash used in financing activities was $362.6 million in the six months ended June 30, 2022, which was comprised of:
•the new $275.0 million credit facility being fully drawn down; and
•$0.8 million in proceeds from exercised share options.

This was partially offset by:

•distributions of $280.8 million in cash dividends to our shareholders;
•repayment of the $420.0 million credit facility in the total amount of $265.6 million;
•ordinary repayment of long-term debt of $52.3 million;
•repayment of debt in connection with sale of Golden Empress, Golden Enterprise and Golden Endeavour of $20.8 million;
•repayments of $16.2 million in finance lease obligation; and
•$2.8 million debt fees paid in connection with refinancing of $420.0 million facility.

For a discussion of our cash flows for the six months ended June 30, 2021 please see item "Liquidity and Capital Resources - Cash Flows" in our 6-K for the six months ended June 30, 2021.

Borrowing Activities

In May 2022, we signed a loan agreement for a $275.0 million credit facility with a group of leading shipping banks to refinance debt secured by 14 Capesize vessels. The new financing has an interest rate of Secured Overnight Financing Rate ("SOFR") plus 190 basis points, which basis the historical spread between LIBOR and SOFR reference rates corresponds to a LIBOR based credit margin of around 165 bps. Facility was fully drawn down as of June 30, 2022.

Debt covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants. We are required to maintain free cash of the higher of $20 million or 5% of total interest-bearing debt, maintain positive working capital as defined in our loan agreements which excludes the short-term portion of long-term borrowings and finance lease obligations, and maintain a value adjusted equity of at least 25% of value adjusted total assets. Further, under our debt facilities, the aggregate value of the collateral vessels shall not fall below 135% of the outstanding loan (for $175 million loan facility, $275.0 million facility and $260 million lease financing, the value should not fall below 130%, 130% and 115%, respectively).

With regards to free cash, we have covenanted to retain at least $65.6 million of cash and cash equivalents as at June 30, 2022 (December 31, 2021: $69.5 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of June 30, 2022, we were in compliance with all of the financial and other covenants contained in our loan agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically three-month USD LIBOR and SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Adverse fluctuations in floating interest rates could adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts.

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts.

Our variable rate borrowings as of June 30, 2022 amounted to $1,210.1 million compared to $1,273.7 million as of December 31, 2021 and bear interest at LIBOR plus a margin, except for new $275.0 million credit facility which bears interest at SOFR plus a margin.

Interest Rate Swap Agreements

Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on an original principal amount of $450 million (December 31, 2021: $500 million) are swapped to fixed rate. In the six months ended June 30, 2022, we recognized a net gain of $23.8 million related to interest rate swap agreements (six months ended June 30, 2021: net gain of $6.6 million). As of June 30, 2022 and December 31, 2021, the weighted average fixed interest rate for our portfolio of interest rate swaps was 1.84% and 1.74%, respectively. In July 2022, we entered into swap agreement starting in December 2024 for an additional $50 million.

Foreign Currency Risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian kroner and Singapore dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect on the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, well established banks.

Foreign currency Swap Agreements

In the six months ended June 30, 2022, we recognized a net loss of $0.2 million related to foreign currency swaps (six months ended June 30, 2021: net loss of $0.2 million).

Inflation

Inflation has only had a moderate effect on our expenses given current economic conditions. Significant global inflationary pressures (such as triggered by war between Russia and the Ukraine) increase operating, voyage, general and administrative, and financing costs. However, in the event of a shipping downturn, costs subject to inflation can usually be controlled as shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices.

Please refer to “Commodity Price Risk” section below for a description of effects on our voyage expenses through increase in fuel prices.

Other inflationary effects were so far immaterial in the period ended June 30, 2022. In particular, we have observed inflation affecting ship operating expenses, such as spares freight, services and flight tickets for crew; however, these effects were not material in comparison to our total ship operating expenses. Please refer to “Results of Operations” for more details.

The extent of inflation impact on our future financial and operational results, which could be material, will depend on the duration and severity of the Russo-Ukrainian War and the overall macroeconomic situation.

Commodity Price Risk

Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

So far in 2022, we have seen a significant increase in fuel prices. Please refer to “Results of Operations” for more details on how this increase affected our operations. It should be noted that the negative effect of increase in fuel prices was partially absorbed by the improved achieved contracts rates in the six months ended June 30, 2022.

Bunker Swap Agreements

From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, usually well-established banks or other well-known institutions in the market.

In the six months ended June 30, 2022, we recognized a net gain of $1.8 million related to bunker swap agreements (six months ended June 30, 2021: net gain of $0.3 million).

Spot Market Rate Risk

The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or revenue sharing agreements that are concentrated in the spot market.

FFA

From time to time, we take positions in freight derivatives, mainly through FFAs. Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFAs are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market.

In the six months ended June 30, 2022, we recognized a net gain of $0.5 million related to FFAs (six months ended June 30, 2021: net gain of $16.9 million).

GOLDEN OCEAN GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2022 and June 30, 2021	16

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021	17

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and June 30, 2021	19

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2022 and June 30, 2021	21

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	22

16

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2022 and June 30, 2021

(in thousands of $, except per share data)

	Six months ended June 30,
	2022	2021
Operating revenues
Time charter revenues (including related party amounts of $2,033 and $12,977 for the six months ended June 30, 2022 and 2021, respectively)	345,241	205,518
Voyage charter revenues	236,158	227,223
Other revenues	450	1,014
Total operating revenues	581,849	433,755

Gain on sale of assets	9,516	—
Other operating income (expenses), net	(413)	3,559

Operating expenses
Voyage expenses and commissions	122,901	102,188
Ship operating expenses (including related party amounts of $1,163 and $1,079 for the six months ended June 30, 2022 and 2021, respectively)	108,534	98,900
Charter hire expenses (including related party amounts of $22,716 and $26,937 for the six months ended June 30, 2022 and 2021, respectively)	25,683	47,072
Administrative expenses	10,624	8,720
Impairment loss on vessels	—	4,187
Depreciation	64,968	57,046
Total operating expenses	332,710	318,113

Net operating income	258,242	119,201

Other income (expenses)
Interest income	294	254
Interest expense	(22,154)	(18,554)
Equity results of associated companies	27,120	3,533
Gain on derivatives	25,877	23,655
Other financial items	(242)	35
Net other income	30,895	8,923

Net income before tax	289,137	128,124
Income tax expense	65	50

Net income	289,072	128,074

Per share information:
Basic earnings per share	$1.44	$0.70
Diluted earnings per share	$1.43	$0.69

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021
(in thousands of $)

	June 30,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	163,981	197,032
Restricted cash	4,340	12,985
Marketable securities	1,336	1,684
Trade accounts receivable, net	28,144	28,838
Other current assets	81,161	35,158
Related party receivables	2,752	8,615
Derivative instruments receivable	172	2,679
Inventories	47,880	43,383
Prepaid expenses	11,407	8,440
Voyages in progress	13,932	30,576
Total current assets	355,105	369,390
Long-term assets
Vessels and equipment, net	2,744,961	2,880,321
Vessels held for sale	39,884	—
Finance leases, right of use assets, net	91,123	98,535
Operating leases, right of use assets, net	25,652	19,965
Newbuildings	49,830	35,678
Investments in associated companies	60,504	41,343
Related party receivables	837	6,187
Derivative instruments receivable long-term	18,815	—
Other long-term assets	994	2,758
Total assets	3,387,705	3,454,177

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	96,070	105,864
Current portion of finance lease obligations - related party	18,517	21,755
Current portion of operating lease obligations (including related party balances of $2,127 as of June 30, 2022 and $2,537 as of December 31, 2021)	11,695	13,860
Derivative instruments payable	202	10,364
Related party payables	26,646	13,934
Trade accounts payables	5,242	6,462
Accrued expenses	35,198	38,569
Other current liabilities	36,655	37,265
Total current liabilities	230,225	248,073
Long-term liabilities
Long-term debt	1,101,399	1,156,481
Non-current portion of finance lease obligations - related party	96,823	105,975
Non-current portion of operating lease obligations (including related party balances of $12,353 as of June 30, 2022 and $13,355 as of December 31, 2021)	21,150	14,907
Total liabilities	1,449,597	1,525,436

Commitments and contingencies
Equity
Share capital (Shares issued: 2022: 201,190,621 shares. 2021: 201,190,621 shares. Outstanding shares: 2022: 200,885,621 shares. 2021: 200,435,621 shares. All shares are issued and outstanding at par value $0.05)	10,061	10,061
Treasury shares	(1,741)	(4,309)
Additional paid in capital	587	285
Contributed capital surplus	1,582,257	1,762,649
Accumulated earnings	346,944	160,055
Total equity	1,938,108	1,928,741
Total liabilities and equity	3,387,705	3,454,177

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and June 30, 2021
(in thousands of $)

	Six months ended June 30,
	2022	2021

Net income (loss)	289,072	128,074
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	64,968	57,046
Amortization of deferred charges	1,662	1,193
Impairment loss on vessels	—	4,187
Share option expenses	300	313
Share of results of associated companies	(27,120)	(3,533)
Dividends received from associated companies	7,497	—
Amortization of charter party-out contracts	—	1,010
Mark to market (gain) loss on derivatives	(26,471)	(10,407)
Mark to market (gain) loss on marketable securities	348	(372)
Non-cash lease expense	(1,608)	(4,273)
Net gain from sale of assets	(9,516)	—
Other	(462)	(287)
Changes in operating assets and liabilities, net:
Trade accounts receivable	696	(28,187)
Related party balances	17,638	29,227
Other receivables	(46,003)	(9,683)
Inventories	(4,497)	(23,655)
Voyages in progress	16,644	(14,913)
Prepaid expenses	(2,968)	(2,892)
Trade accounts payables	(1,220)	(11,223)
Accrued expenses	290	10,579
Other current liabilities	(150)	18,553
Net cash provided by operating activities	279,100	140,757
Investing activities
Additions to vessels and right of use assets (including related party amounts of nil and $286,894 for the six months ended June 30, 2022 and 2021 respectively)	(2,242)	(288,942)
Additions to newbuildings (including related party amounts of nil and $116,445 for the six months ended June 30, 2022 and 2021 respectively)	(13,727)	(116,445)
Proceeds from sale of vessels	51,479	17,652
Proceeds from sale of shares in associated companies	937	—
Repayments of loans receivable from related party	5,350	—
Other investing activities, net	4	22
Net cash provided by (used in) investing activities	41,801	(387,713)
Financing activities
Proceeds from long-term debt (including related party amounts of nil and $62,975 for the six months ended June 30, 2022 and 2021 respectively)	275,000	62,975
Repayment of long-term debt	(338,648)	(103,307)

Repayment of finance leases (including related party amounts of $16,192 and $15,692 for the six months ended June 30, 2022 and 2021 respectively)	(16,192)	(15,692)
Debt fees paid	(2,750)	—
Distributions to shareholders	(280,835)	(50,104)
Net proceeds from share issuance	—	352,225
Proceeds from share distributions	828	574
Net cash provided by (used in) financing activities	(362,597)	246,671
Net change in cash, cash equivalents and restricted cash	(41,696)	(285)
Cash, cash equivalents and restricted cash at beginning of period	210,017	175,102
Cash, cash equivalents and restricted cash at end of period	168,321	174,817

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2022 and June 30, 2021
(in thousands of $, except number of shares)

	Six months ended June 30,
	2022	2021
Number of shares outstanding
Balance at beginning of period	200,435,621	143,327,697
Shares issued	—	56,917,924
Distribution of treasury shares	450,000	170,000
Balance at end of period	200,885,621	200,415,621

Share capital
Balance at beginning of period	10,061	7,215
Shares issued	—	2,846
Balance at end of period	10,061	10,061

Treasury shares
Balance at beginning of period	(4,309)	(5,386)
Shares distributed	2,568	964
Balance at end of period	(1,741)	(4,422)

Additional paid in capital
Balance at beginning of period	285	979
Shares issued	—	349,379
Stock option expense	302	313
Transfer to contributed surplus	—	(350,671)
Balance at end of period	587	—

Contributed capital surplus
Balance at beginning of period	1,762,649	1,732,670
Distributions to shareholders	(180,392)	(50,104)
Transfer to contributed surplus	—	350,671
Balance at end of period	1,582,257	2,033,237

Accumulated earnings (deficit)
Balance at beginning of period	160,055	(366,722)
Loss on distributed treasury shares	(1,740)	(390)
Distribution from retained earnings	(100,443)	—
Net income	289,072	128,074
Balance at end of period	346,944	(239,038)
Total equity	1,938,108	1,799,838

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements of Golden Ocean Group Limited. ("Golden Ocean," the "Company," "we," or "our") have been stated on the same basis as the Company’s audited consolidated financial statements for the year ended December 31, 2021 and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of our consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the "SEC") on March 24, 2022 (our "Annual Report").

The condensed balance sheet at December 31, 2021, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The results of operations for the interim period ended June 30, 2022 are not necessarily indicative of the results for the year ending December 31, 2022.

2. ACCOUNTING POLICIES

Basis of accounting
These unaudited interim condensed consolidated financial statements are stated in accordance with U.S. GAAP. These unaudited interim condensed consolidated financial statements include the assets and liabilities of the Company and those of the Company's subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Accounting Policies
The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Some accounting policies have a significant impact on amounts reported in these unaudited interim condensed consolidated financial statements. Our accounting policies have not changed from those reported in our Annual Report.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In March 2020, the FASB issued final ASU 2020-04 (ASC 848 Reference Rate Reform), which provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications, hedge accounting and other transactions affected by reference reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share for the six months ended June 30, 2022 and 2021 are as follows:

(in thousands of $)	2022	2021
Net income	289,072	128,074

(in thousands)	2022	2021
Weighted average number of shares outstanding - basic	200,540	184,147
Dilutive effect of share options	906	276
Weighted average number of shares outstanding - diluted	201,446	184,423

In the six months ended June 30, 2022, all 1,100,000 of outstanding during the period share options were dilutive. In May 2022, 450,000 share options held by the management were exercised and as of June 30, 2022 there are 650,000 outstanding options which are dilutive. In the six months ended June 30, 2021, all 1,120,000 of our outstanding share options were dilutive.

	2022	2021
Cash dividends per share declared	$1.10	$0.75

5. SEGMENT INFORMATION

The chief operating decision maker ("CODM") measures performance based on the overall return to shareholders using consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable segment.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

6. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the six months ended June 30, 2022 and 2021 respectively:

(in thousands of $)	2022	2021
Time charter revenues	345,241	205,518
Voyage charter revenues	236,158	227,223
Other revenues	450	1,014
Total operating revenues	581,849	433,755

In the six months ended June 30, 2022 and June 30, 2021, we recognized a total of $14.5 million and $17.4 million, respectively, in demurrage which is included under voyage revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. The ASC 842 lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this practical expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

(in thousands of $)	Lease	Non- lease	Total
Time charter revenues	327,497	17,744	345,241
Voyage charter revenues	33,735	202,423	236,158
Other revenues	—	450	450
Total operating revenues	361,232	220,617	581,849

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $10.1 million of contract assets were capitalized in the period ended June 30, 2022 under "Other current assets", of which $8.2 million was amortized up to June 30, 2022, leaving a remaining balance of $1.9 million. $3.2 million of capitalized fulfillment costs were amortized in the six months ended June 30, 2022 in relation to voyages in progress at the end of December 31, 2021.

As of June 30, 2022 and December 31, 2021, we reported the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2022	2021
Voyages in progress	10,822	14,476
Trade accounts receivable	5,153	15,916
Other current assets (capitalized fulfillment costs)	1,943	3,249
Total	17,918	33,641

As at June 30, 2022, we recorded $9.6 million in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In the first six months of 2022, we recognized $20.0 million in revenue, which was deferred as at December 31, 2021, as the performance obligations were met. Credit loss allowance as of June 30, 2022 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2021.

In 2021, we exited the CCL pool and, as such, no revenue was recognized relating to our vessels under the CCL revenue sharing agreements ("RSA") for the six months ended June 30, 2022. Total revenues for the six months ended June 30, 2021 relating to our owned vessels that were under the CCL RSA or arrangements where we are considered the principal were $198.7 million, respectively. In addition to these amounts, we retained or paid a net pro/contra amount based on a net settlement of our relative share of the pool results. The net pro/contra amounts relating to the pool arrangements where we were considered the principal were net negative $0.4 million and positive $3.6 million, in the six months ended June 30, 2022 and in the six months ended June 30, 2021, respectively. These amounts are presented under the line item "other operating income (expenses), net".

Total lease revenues for the six months ended June 30, 2022 and the six months ended June 30, 2021, relating to our owned vessels that were under the C Transport Holding Ltd. Supramax RSA and which have been accounted for as operating leases were nil and $10.0 million, respectively.

7. IMPAIRMENT LOSS ON VESSELS

No impairment loss on vessels was recognized in the first six months of 2022.

In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for a total gross amount of $8.4 million. We recognized an impairment loss of $4.2 million from the sale in the first six months of 2021. The vessel was delivered to its new owner in April 2021.

8. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2022 and June 30, 2021, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2022	2021
Cash and cash equivalents	163,981	154,655
Short term restricted cash	4,340	20,162
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	168,321	174,817

According to our accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. We have covenanted to retain at least $65.6 million of cash and cash equivalents as at June 30, 2022 (at June 30, 2021: $74.8 million).

Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

9. MARKETABLE SECURITIES

Our marketable securities consist of equity securities in Eneti Inc, a company engaged in marine based renewable energy. Eneti Inc is listed on the New York Stock Exchange.

(in thousands of $)
Balance at December 31, 2021	1,684
Unrealized loss	(348)
Balance at June 30, 2022	1,336

10. OTHER CURRENT ASSETS

(in thousands of $)	As of June 30, 2022	As of December 31, 2021
Capitalized fulfillment costs	2,851	3,541
Agent receivables	1,452	1,227
Advances	1,908	1,644
Claims receivables	6,082	4,342
Bunker receivables on time charter-out contracts	56,878	16,312
Other receivables	11,990	8,092
Total	81,161	35,158

Other receivables are presented net of allowances for credit losses amounting to $46.3 thousands as of June 30, 2022 and December 31, 2021. Provision for doubtful debts amounted to nil as of June 30, 2022 and December 31, 2021.

The increase in bunker receivables on time charter-out contracts is primarily driven by increase in bunker prices during the period.

11. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2021	3,435,885	(555,564)	2,880,321
Additions	3,995	—	3,995
Transfer from newbuildings	—	—	—
Transfer to held for sale	(107,525)	25,726	(81,799)
Impairment loss	—	—	—
Depreciation	—	(57,556)	(57,556)
Balance at June 30, 2022	3,332,355	(587,394)	2,744,961

At June 30, 2022, we owned 13 Newcastlemaxes, 35 Capesizes, 28 Panamaxes and two Ultramaxes (At December 31, 2021: 13 Newcastlemaxes, 35 Capesizes, 31 Panamaxes and two Ultramaxes).

For the six months ended June 30, 2022, we capitalized $4.0 million in total in relation to the installation of ballast water treatment systems on its owned vessels.
Total depreciation expense for vessels and equipment was $57.6 million for the six months ended June 30, 2022. In addition, we depreciated $7.4 million of our finance leased assets during the six months ended June 30, 2022.

With reference to Note 13, "Vessels held for sale", we have transferred to "Held for sale" five vessels during the six months ended June 30, 2022. Three Panamax vessels were delivered to their new owner during the same period, and the two Ultramax vessels are recorded as held for sale as of June 30, 2022.

12. NEWBUILDINGS

In the first six months of 2022, we paid the second installments totaling $13.7 million under four out of the seven Kamsarmax newbuilding contracts entered in 2021. As of June 30, 2022, we had capitalized costs of $49.8 million relating to construction contracts for the seven newbuildings.

In June 2022, we entered into agreements to construct a total of three Kamsarmax vessels. The vessels are expected to be delivered to us by the first quarter of 2025. Capital commitments will be financed through the below-mentioned Ultramax vessels sales proceeds, with operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

13. VESSELS HELD FOR SALE

In February 2022, we entered into an agreement to sell three Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for $52.0 million en-bloc. We recorded a gain of approximately $9.5 million from the sale in May 2022 upon delivery of vessels and vessels are no longer recorded as "Vessels held for sale" as of June 30, 2022.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels, Golden Cecilie and Golden Cathrine to an unrelated third party for $63.0 million. The vessels will be delivered to their new owner in the second half of 2022. We expect to record a gain of approximately $22.0 million from the sale by the end of 2022. As of June 30, 2022, the vessels are recorded as "Vessels held for sale".

14. OPERATING LEASES

As of June 30, 2022, we had leased in one vessel from SFL and three vessels from unrelated third parties, all of which were classified as operating leases. Additionally, as of June 30, 2022 and December 31, 2021 we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months.

In total we have leased in eight vessels from SFL, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of June 30, 2022. With reference to Note 21, "Related Party Transactions", charter contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for SFL operating lease is $17,600, of which $7,000 is for operating expenses (including drydocking costs) until the third quarter of 2022 when the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $17,695 for SFL operating lease in the first six months of 2022 and we incurred $1.5 million in total profit share for all eight SFL vessels in the first six months of 2022 ($1.2 million profit share in the first six months of 2021). Contingent or variable lease expense for the eight SFL leases was recorded in 2022 as interest expense of $0.9 million. In six months ended June 30, 2021, we recorded the variable lease expense of $1.2 million. We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years.

For the Ultramax vessel, Golden Hawk, the daily rate was $13,200 up to expiry of fixed term contract in February 2022. In 2021, we extended Golden Hawk lease for approximately one year by using extension option in the contract. The daily rate during extension period is $13,700. In 2022 we did not pay any indexed linked compensation. In the first six months of 2021, index linked compensation amounted to $1.5 million and was based on the agreement, that if the 6-T/C Baltic Exchange Supramax index exceeds the daily rate of $13,200, any such excess should be paid to the lessor but limited to the agreed compensation of $1.75 million. Full compensation was paid in 2021.

In 2019, we took delivery of the Admiral Schmidt and the Vitus Bering. Both vessels are 2019-built 104,550 dwt ice-class vessels, chartered in on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day. In February 2022, we exercised the option to extend Admiral Schmidt and Vitus Bering contracts for one year each. Further, in May 2022, we signed a memoranda of agreement with owners of Admiral Schmidt and Vitus Bering, whereby we redelivered the vessels to their owners for a period of up to six months. The charterparty agreements remain unchanged and stay in force subject to the aforementioned memoranda of agreement. Exercise of extension options and suspension of the charter contract resulted in reassessment of lease liability which was recorded as additions to right of use assets and right of use liabilities as described below in the total amount of $9.5 million.

Further, based on the contracts, for certain trades, a profit-sharing scheme between charterers and the owners comes into effect. In the first half of 2022, we did not incur any expense due to profit sharing schemes for these vessels ($0.2 million in the first half of 2021).

We have allocated the consideration due under the leases above between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels. For leases and vessels chartered in on a short-term time charters, we have presented a total of $7.5 million and $10.3 million of the non-lease component, or service element, under ship operating expenses for the first half of 2022 and 2021, respectively.

Furthermore, we are committed to making rental payments under operating leases for office premises. A lease expense of $0.3 million and $0.3 million is recorded in Administrative expenses in the Consolidated Statement of Operations for the first six months of 2022 and for the first six months of 2021, respectively.

We have recognized right of use assets for our long-term operating leases as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	A. Schmidt and V. Bering Leases	Office Leases	Total
Balance at January 1, 2022	12,181	3,381	2,308	2,095	19,965
Additions	—	—	9,484	—	9,484
Amortization	(903)	(1,178)	(1,456)	(260)	(3,797)
Impairment	—	—	—	—	—
Balance at June 30, 2022	11,278	2,203	10,336	1,835	25,652

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In the first six months of 2022, we recorded no impairment of right of use assets for operating leases.

We have recognized lease obligations for our operating leases as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	A. Schmidt and V. Bering Leases	Office Leases	Total
Balance at January 1, 2022	15,892	3,630	7,176	2,069	28,767
Additions	—	—	9,484	—	9,484
Repayments	(1,412)	(1,417)	(2,214)	(353)	(5,396)
Foreign exchange translation	—	—	—	(10)	(10)
Balance at June 30, 2022	14,480	2,213	14,446	1,706	32,845
Current portion	2,127	2,213	6,872	483	11,695
Non-current portion	12,353	—	7,574	1,223	21,150

Charter hire and office rent expense

The future minimum rental payments under our non-cancelable operating leases as of June 30, 2022 are as follows:

(in thousands of $)
2022 (remaining six months)	6,465
2023	13,493
2024	5,991
2025	3,289
2026	2,809
2027	2,809
Thereafter	1,960
Total minimum lease payments	36,816
Less: Imputed interest	(3,971)
Present value of operating lease liabilities	32,845

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

In the six months ended June 30, 2022, the future rental payments include $1.9 million (in the six months ended June 30, 2021: $2.2 million) in relation to office rent costs and $34.9 million (six months ended June 2021: $37.2 million) in relation to charter hire costs for leased in vessels.

Total expense for operating leases, including short term leases, was $26.2 million for the six months ended June 30, 2022 (six months ended June 30, 2021: $41.0 million). Total cash paid in respect of operating leases was $25.8 million in six months ended June 30, 2022 (six months ended June 30, 2021: $40.3 million). The weighted average discount rate in relation to our operating leases was 4.81% and 5.14% for the six months ended June 30, 2022 and June 30, 2021, respectively. The weighted average lease term was 4.0 years and 4.9 years for the period ended June 30, 2022 and June 30, 2021, respectively.

Rental income

As of June 30, 2022, we leased out six vessels on fixed time charter rates (December 31, 2021: eight vessels) and 27 vessels (December 31, 2021: 26 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases. Our revenues from these leases have been included with time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

The future minimum operating lease revenue receipts under our non-cancelable operating leases as of June 30, 2022 are as follows:

(in thousands of $)
2022 (remaining six months)	21,977
2023	5,888
2024	—
2025	—
2026	—
Thereafter	—
Total minimum lease receipts	27,865

An index-linked rate in time charter operating leases usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index, and, as such, these contracts are essentially operating in the spot market. Index-linked time charter rate operating leases in the table above are included at the minimum rate level of zero.

As of June 30, 2022, the cost and accumulated depreciation of the 33 vessels which were leased out to third parties, were $1,668.9 million and $330.0 million, respectively. As of December 31, 2021, the cost and accumulated depreciation of the 34 vessels which were leased out to third parties, were $1,637.3 million and $308.1 million, respectively.

15. FINANCE LEASES

As of June 30, 2022, we held seven SFL vessels under finance lease (December 31, 2021: seven vessels).

In addition, and with reference to Note 14, "Operating Leases", seven of the eight Capesize charters with SFL were classified finance leases as of June 30, 2022. The daily time charter rate for vessels classified as finance lease was $19,135 in 2022, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate will be reduced to $16,435 until June 30, 2025. Subsequently, the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $19,230 for finance leases in 2022 and there was $1.5 million profit share in the first six months of 2022 for all eight SFL vessels ($1.2 million profit share in the first six months of 2021). We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years. Contingent or variable lease expense for the eight SFL leases was recorded in the six months ended June 30, 2022 as interest expense of $0.9 million. In the six months ended June 30, 2021 we recorded a variable lease expense of $1.2 million. The profit share mechanism has not been adjusted with the increased rate.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance at January 1, 2022	98,535
Additions	—
Impairment	—
Depreciation	(7,412)
Balance at June 30, 2022	91,123

In the first six months of 2022, we recorded no impairments of right of use assets for vessels under finance leases.

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance at January 1, 2022	127,730
Additions	—
Repayments	(16,192)
Interest expense on obligations under finance lease	3,802
Balance as of June 30, 2022	115,340
Current portion	18,517
Non-current portion	96,823

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 6.1 years as of June 30, 2022. The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 6.6 years as of December 31, 2021.

The outstanding obligations under finance leases at June 30, 2022 are payable as follows:

(in thousands of $)
2022 (remaining six months)	12,868
2023	24,484
2024	24,553
2025	22,551
2026	20,617
Thereafter	32,937
Minimum lease payments	138,010
Less: imputed interest	(22,670)
Present value of obligations under finance leases	115,340

With regard to the SFL eight Capesize vessels, we have a purchase option of $112 million en-bloc in 2025. If such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Our lease obligation is secured by the lessor's title to the leased asset.

16. INVESTMENTS IN ASSOCIATED COMPANIES

As at June 30, 2022 and December 31, 2021, we had the following participation in investments that are recorded using the equity method:

(% of ownership)	2022	2021
TFG Marine Pte Ltd ("TFG Marine")	10.00%	10.00%
SwissMarine Pte. Ltd. ("SwissMarine")	16.38%	17.50%
United Freight Carriers LLC ("UFC")	50.00%	50.00%
Capesize Chartering Ltd ("CCL")	—%	25.00%

Following the termination of the pool agreement, in February 2022 our 25% share in CCL was sold for $17.5 thousands.

(in thousands of $)	SwissMarine	Other	Totals
Balance at December 31, 2021	39,722	1,621	41,343
Dividend received from associated companies	(6,552)	(945)	(7,497)
Loss on disposal of equity method investments	(891)	—	(891)
Share of income	19,974	8,037	28,011
Other	—	(462)	(462)
Balance at June 30, 2022	52,253	8,251	60,504

We have an equity investment of 16.4% in SwissMarine, a dry bulk freight operator. We account for this investment under the equity method as we determined that we have a significant influence over the investee. Our ownership in SwissMarine was diluted in March 2022 from 17.5% to 16.4% as a result of issuance of additional shares by SwissMarine to its employees. In 2019 we have provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine, which was partially repaid by SwissMarine in 2020 and remaining balance of subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine in 2022. Further, in 2022, we received dividends from SwissMarine of $6.6 million.

In January 2020, we entered into a joint venture agreement with Frontline Ltd. ("Frontline") and its subsidiary Bandama Investments Ltd and Trafigura Pte. Ltd. ("Trafigura") to establish TFG Marine, a leading global supplier of marine fuels. As a result, we acquired a 10% interest in TFG Marine. We have also provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

We also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider. We account for this investment under the equity method, and the book value of the investment amounted to $4.0 million as of June 30, 2022. Further, in 2022, we received dividends from UFC of $0.9 million.

17. DEBT

Debt at June 30, 2022 and December 31, 2021 is summarized as follows:

(in thousands of $)	2022	2021
$275.0 million term loan and revolving facility	275,000	—
$304.0 million loan and revolving facility	225,970	235,315
$155.3 million term loan	95,373	121,573
$93.75 million term loan	74,027	77,314
$131.79 million term loan	93,768	98,681
$420.0 million term loan	—	280,387
$175.0 million term loan and revolving facility	117,432	122,477
$260.0 million term loan	250,715	256,905
$120.0 million term loan	77,790	81,071
U.S. dollar denominated floating rate debt	1,210,075	1,273,723
Deferred charges	(12,606)	(11,378)
Total debt	1,197,469	1,262,345
Less: current portion	(96,070)	(105,864)
Total	1,101,399	1,156,481

Movements during the six months ended June 30, 2022 are summarized as follows:

(in thousands of $)	Floating rate debt	Deferred charges	Total
Balance at December 31, 2021	1,273,723	(11,378)	1,262,345
Loan draw downs	275,000	—	275,000
Loan repayments	(338,648)	—	(338,648)
Capitalized financing fees and expenses	—	(2,890)	(2,890)
Amortization of capitalized fees and expenses	—	1,662	1,662
Balance at June 30, 2022	1,210,075	(12,606)	1,197,469

In the six months ended June 30, 2022, we made total repayments of $338.7 million including full repayment of $265.6 million refinanced $420 million facility, repayment of debt in connection with sale of Golden Empress, Golden Endeavour and Golden Enterprise of $20.7 million and ordinary repayment of long-term debt of $52.3 million.

In May 2022, we signed a loan agreement for a $275.0 million credit facility with a group of leading shipping banks to refinance debt secured by 14 Capesize vessels. The new financing has an interest rate of SOFR plus 190 basis points, which basis the historical spread between LIBOR and SOFR reference rates corresponds to a LIBOR based credit margin of around 165 bps. Facility was fully drawn down as of June 30, 2022.

As of June 30, 2022, we recorded net deferred charges of $12.6 million as a direct deduction from the carrying amount of the related debt.

The total outstanding debt at June 30, 2022 is repayable as follows:

(in thousands of $)
2022 (remaining six months)	67,603
2023	94,479
2024	275,672
2025	285,222
2026	116,610
2027	187,870
2028	182,619
Total	1,210,075
Deferred charges	(12,606)
Balance at June 30, 2022	1,197,469

As of June 30, 2022, our current portion of bank long-term debt was $96.1 million.

Assets pledged

As of June 30, 2022, 78 vessels (December 31, 2021: 81 vessels) with an aggregate carrying value of $2,745.0 million (December 31, 2021: $2,880.3 million) were pledged as security for our floating rate debt.

18. OTHER CURRENT LIABILITIES

As of June 30, 2022 and December 31, 2021 our current liabilities were as follows:

(in thousands of $)	2022	2021
Deferred charter revenue	32,401	34,626
Other current liabilities	4,254	2,639
Total	36,655	37,265

19. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and the positions at June 30, 2022 and December 31, 2021 are summarized as follows:

(in thousands of $)	2022	2021
Interest rate swaps	18,815	2,608
Bunker derivatives	172	—
Foreign currency swaps	—	71
Forward freight agreements	—	—
Asset - Derivatives fair value	18,987	2,679

(in thousands of $)	2022	2021
Interest rate swaps	—	10,364
Foreign currency swaps	119	—
Bunker derivatives	83	—
Forward freight agreements	—	—
Liability - Derivatives fair value	202	10,364

During the six months ended June 30, 2022 and June 30, 2021, the following amounts were recognized in the consolidated statement of operations under the line item "Gain (loss) on derivatives":

(in thousands of $)		2022	2021
Interest rate swaps	Mark to market gain	23,798	6,628
Foreign currency swaps	Mark to market loss	(189)	(160)
Forward freight agreements	Mark to market gain	481	16,912
Bunker derivatives	Mark to market gain	1,787	275
Total		25,877	23,655

20. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:

(in thousands of $, except per share amount)	2022	2021
300 million common shares of $0.05 par value	15,000	15,000

As of June 30, 2022, 200,885,621 common shares were outstanding (December 31, 2021: 200,435,621 common shares), each with a par value of $0.05. As of June 30, 2022 we hold 305,000 treasury shares. As of December 31, 2021 we held 755,000 treasury shares.

In the six months ended June 30, 2022, several holders of share options granted in 2020 exercised options to acquire a total number of 450,000 shares in the Company. We settled the applicable options using the equal amount of treasury shares and recorded a loss of $1.7 million in the equity statement.

During 2021, several holders of share options granted in 2016 exercised options to acquire a total number of 190,000 shares in the Company. We settled the applicable options using the equal amount of treasury shares and recorded a loss of $0.4 million in the equity statement.

In the six months ended June 30, 2022, we paid an aggregate of $280.8 million in dividends to our shareholders, or $1.40 per share (six months ended June 30, 2021, $50.1 million, or $0.25 per share). We have recorded a first quarter of 2022 dividend distribution of $180.4 million as a reduction of contributed surplus account since Accumulated earnings (deficit) were not sufficient. Dividend distribution of $100.4 million paid in the second quarter was applied to Accumulated earnings (deficit) account.

21. RELATED PARTY TRANSACTIONS

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. Refer to "Note 14, Operating Leases" and "Note 15, Finance leases" for additional information related to these contracts.

The management agreement with SFL was terminated in July 2021 and we are no longer the commercial manager for SFL vessels as of June 30, 2022. In the six months ended June 30, 2021, we were the commercial manager for eight dry bulk and 16 container vessels owned and operated by SFL. Pursuant to the management agreements, we received $125 per day per vessel for managing four of the eight dry bulk vessels, $75 per day per vessel for managing three dry bulk vessels and $37.5 per day for managing the remaining vessel and $75 per day per vessel for managing the 16 container vessels.

Seatankers Management Co Ltd ("Seatankers")
During the first six months of 2022, we have been a commercial manager of 12 (six months ended June 30, 2021: 27) dry bulk vessels owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (six months ended June 30, 2021: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessels owned by Seatankers on short-term time charters.

CCL
In August 2021, we exited the CCL pool and, as such, no revenue was recognized relating to our vessels under the CCL revenue sharing agreement for the six months ended June 30, 2022 (six months ended June 30, 2021: $3.6 million).

SwissMarine
In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, non-amortizing, with a five-year term.
The loan had interest equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine, which included principal loan amount of $5.35 million. Remaining subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine in the first quarter of 2022 and there is no outstanding balance as of June 30, 2022.

In addition, we have entered into several time charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $2.0 million in the six months ended June 30, 2022 (six months ended June 30, 2021: $13.0 million).

TFG Marine
With reference to Note 16, "Investments in associated companies", in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%.

In six months ended June 30, 2022, we have paid $88.1 million to TFG Marine in relation to bunker procurement (six months ended June 30, 2021: $56.9 million). Upon purchase, bunkers were recorded as assets on the Consolidated Balance Sheet and were expensed using first-in, first-out basis once consumed during voyage charters. Practically it is not possible to accurately split out related party voyage expenses, and, as such, we have not summarized voyage expenses charged by related party in the table below.

In 2020, we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. In May 2022, we increased this guarantee under a bunker supply arrangement with TFG Marine from $20.0 million to $30.0 million. As of June 30, 2022 there are no exposures under the guarantee and liability recorded relating to the exposure. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as at June 30, 2022.

Management Agreements
Technical Supervision Services
We receive technical supervision services from Frontline Management (Bermuda) Ltd ("Frontline Management"). Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $26,714 per vessel in 2022 ($27,375 per vessel in 2021). This fee is subject to annual review.

Other Management Services
We aim to operate efficiently through utilizing competence from other companies with the same main shareholder and these costs are allocated based on a cost-plus mark-up model. We buy services from related companies in relation to sales and purchase activities and administrative services in relation to our corporate headquarters. We may also provide certain financial management services to companies with the same main shareholder.

Acquisition of vessels from affiliates of Hemen
In connection with the Vessel Acquisitions in February 2021, we drew down an aggregate of $413.6 million in debt under the loan agreement with Sterna Finance. $63.0 million was drawn in cash for the three acquired newbuildings and was used for payment of final installments to the shipyards. $350.6 million related to 15 acquired vessels was drawn down non-cash. The loan was fully refinanced in 2021.

A summary of net amounts recorded as expense from related parties in the six months ended June 30, 2022 and June 30, 2021 is as follows:

(in thousands of $)	2022	2021
Frontline Management	1,163	1,476
SFL	18,375	18,002
Seatankers	4,793	9,236
CCL	395	(3)
Front Ocean Management AS	155	—
	24,881	28,711

Net amounts recorded as expense from related parties comprise of charter hire costs, bunker costs, general management and commercial management fees.
A summary of net amounts charged to related parties in the six months ended June 30, 2022 and June 30, 2021 is as follows:

(in thousands of $)	2022	2021
SFL	64	387
Seatankers	256	533
CCL	—	3,559
SwissMarine	2,033	12,977
Other	22	58
	2,375	17,514

Net amounts charged to related parties mainly comprise of commercial management fees, charter hire and net income under the revenue sharing agreement with CCL.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations as of June 30, 2022 and June 30, 2021 is as follows:

(in thousands of $)	2022	2021
Time charter revenues	2,033	12,977
Other revenues	342	978
Other operating income (expenses)	(413)	3,559
Ship operating expenses	(1,163)	(1,079)
Charter hire expenses[1]	(22,716)	(26,937)
Administrative expenses	(589)	(696)
	(22,506)	(11,198)

1) Including charter hire expense for SFL leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of June 30, 2022 and December 31, 2021 is as follows:

(in thousands of $)	2022	2021
Frontline	1,832	2,604
UFC	879	—
Seatankers	62	5,751
Swiss Marine	—	281
Credit loss allowance	(21)	(21)
	2,752	8,615

A summary of balances owed to related parties as of June 30, 2022 and December 31, 2021 is as follows:

(in thousands of $)	2022	2021
CCL	40	2,378
Seatankers	7,120	—
TFG Marine	17,855	6,563
Other	1,631	4,993
	26,646	13,934

As of June 30, 2022 and December 31, 2021, current receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties.

In addition to the short-term related party balances stated above and for the eight Capesize vessels we charter in from SFL, we have recognized right of use assets and lease obligations for these leases. See also "Note 14, Operating Leases" and "Note 15, Finance leases" for additional information related to these contracts and related lease balances.

22. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on an original principal amount of $450 million (December 31, 2021: $500 million) are swapped to fixed rate.

Our interest rate swap contracts as at June 30, 2022 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional amount	Inception date	Maturity date	Fixed Interest Rate
Receiving floating pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating pay fixed	50,000	August 2017	August 2025	2.58%
Receiving floating pay fixed	50,000	August 2019	August 2024	1.39%
Receiving floating pay fixed	50,000	September 2019	September 2024	1.29%
Receiving floating pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating pay fixed	50,000	March 2020	March 2027	0.94%
Receiving floating pay fixed	50,000	March 2020	March 2027	0.74%
Receiving floating pay fixed	50,000	April 2022*	March 2032	2.17%
	450,000

•SOFR-based forward-looking swap: first payment date for the interest rate swap is September 2024.

Forward freight agreements ("FFA")

We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are fully settled in cash through what we consider reputable clearing houses on a daily basis, as such there are no balances relating to FFAs on the Consolidated Balance Sheets. Credit risk exists to the extent that our counterparties are unable to perform under the FFA contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of June 30, 2022, we had long positions through FFA of net 10 days and net 225 days, with maturity in 2022 and 2023, respectively. As of December 31, 2021, we had long positions through FFA of net 500 days with maturity in 2022 and we had long positions of net 180 days with maturity in 2023.

Bunker derivatives

We enter into cargo contracts from time to time. We are therefore exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the bunker contracts but this risk is considered remote as the counterparties are usually what we consider well established banks or other well-known institutions in the market.

As of June 30, 2022, we had no outstanding bunker swap agreements for 2022, and about 3.0 thousand metric tonnes for 2023. As of December 31, 2021, we had no outstanding bunker swap agreements.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars for personnel costs and administrative expenses, and Euro for some of our scrubber equipment investments. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect on the value of our cash flows. Due to the exposure of currency fluctuations we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are what we consider major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are what we consider well established banks.

As of June 30, 2022, we had contracts to swap USD to NOK for a notional amount of $1.7 million. As of December 31, 2021, we had contracts to swap USD to NOK for a notional amount of $2.4 million.

The fair value and changes in fair value of our derivative instruments are further disclosed in Note 19, ''Derivative Instruments Payable and Receivable".

Fair values

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The carrying value and estimated fair value of our financial instruments at June 30, 2022 and December 31, 2021 are as follows:

		2022	2022	2021	2021
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	163,981	163,981	197,032	197,032
Restricted cash	1	4,340	4,340	12,985	12,985
Marketable securities	1	1,336	1,336	1,684	1,684
Related party shareholder loans	2	837	837	6,187	6,187
Derivative assets	2	18,987	18,987	2,679	2,679
Liabilities
Long term debt - floating	2	1,210,075	1,210,075	1,273,723	1,273,723
Derivative liabilities	2	202	202	10,364	10,364

In the six months ended June 30, 2022 and 2021, respectively, there have been no transfers between different levels in the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.
•Restricted cash - the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.
•Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
•Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.
•Shareholder loans - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on an annual basis.
•Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

During the six months ended June 30, 2022, the value of the three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, classified as held for sale, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

In June 2021, we closed Vessel Acquisitions from affiliates of Hemen and recorded the cost of vessels and newbuildings acquired based on the fair value of the total consideration paid.

During the six months ended June 30, 2021, fair value of unfavorable time charter contracts acquired as part of the Vessel Acquisitions from Hemen, was measured at fair value. The fair value was based on level three inputs and calculated as the net present value of the difference in cash flows arising over the period of the contracts between the expected cash flows from the contracts and expected cash flows from comparable contracts at the acquisition date.

During the six months ended June 30, 2021, the value of the Golden Saguenay, a Panamax vessel, classified as held for sale, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

Assets Measured at Fair Value on a Recurring Basis

Marketable securities are equity securities in a company listed on a U.S. stock exchange and for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate swap, currency swap, bunker and freight derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DnB ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

23. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

We sold eight vessels to SFL in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of June 30, 2022, we had 10 vessels under construction and outstanding contractual commitments of $295.0 million due by the first quarter of 2025.

With reference to Note 16, "Investments in associated companies", we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with TFG Marine. In May 2022, we increased this guarantee under a bunker supply arrangement with TFG Marine from $20.0 million to $30.0 million. As of June 30, 2022, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of June 30, 2022.

24. SUBSEQUENT EVENTS

In July 2022, we paid the first installments totaling $16.2 million under three Kamsarmax newbuilding contracts entered in June 2022.

In July 2022, we paid the second installments totaling $7.0 million under two out of the seven Kamsarmax newbuilding contracts entered in 2021.

In August 2022, we received dividend from UFC of $3.3 million.

On August 25, 2022, our Board of Directors determined to announce a cash dividend to the Company's shareholders of $0.60 per share.